2. AUG. 2002 13:22

NO. 632 P. 2/3

[redacted]

02051220

AUG 2 2002

333-12250

P.E.
8/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2002

1- HOLMES FINANCING (No 1) PLC
2- HOLMES FUNDING LIMITED -01
3- HOLMES TRUSTEES LIMITED -02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 1) PLC

Dated 2nd August, 2002

By ____________________

P J Lott (Authorised Signatory)

Holmes Financing (No. 1) PLC
Profit & Loss Account
Period ended 15 July 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Inter-company loan	24,972	24,081
Interest receivable - Cash deposits		
	24,972	24,081
Interest payable - Notes	(24,972)	(24,081)
Interest payable	-	-
	(24,972)	(24,081)
Net operating income	-	-
Other income	55	39
Operating expenses	(45)	(39)
Profit on ordinary activities before taxation	10	-
Taxation	-	-
Profit on ordinary activities after taxation	10	-
Dividend	-	-
Retained profit brought forward	25	25
Retained profit carried forward	35	25

Holmes Financing (No. 1) PLC
Balance Sheet
Period ended 15 July 2002

		£'000
Fixed asset investments		
Loans to Funding		2,256,000
Current assets		
Sundry debtors	60	
Cash at bank	21	
	81	
Creditors: Amounts falling due within one year		
Sundry creditors	34	
	34	
Net current assets		47
Total assets less current liabilities		2,256,047
Creditors: Amounts falling due after more than one year		
Amounts due to noteholders		2,256,000
Net assets		47
Capital and reserves		
Share capital		12
Reserves		35
		47

Holmes Financing (No. 1) PLC
Notes Outstanding
Period ended 15 July 2002

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa	Aaa
S&P current rating	AAA	AAA	AAA	AAA	AAA
Fitch Ratings current rating	AAA	AAA	AAA	AAA	AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
Moody's current rating	Aa	Aa	Aa		Aaa
S&P current rating	AA	AA	AA		AAA
Fitch Ratings current rating	AA	AA	AA		AAA

	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
Moody's current rating	Aaa	Aaa	Aaa		Aaa
S&P current rating	AAA	AAA	AAA		AAA
Fitch Ratings current rating	AAA	AAA	AAA		AAA

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
	$	$	€	€	£
Initial note balance	900,000,000	975,000,000	375,000,000	320,000,000	250,000,000
Previous quarter's note principal	900,000,000	975,000,000	375,000,000	320,000,000	250,000,000
Note redemptions	-	-	-	-	-
Outstanding note principal	900,000,000	975,000,000	375,000,000	320,000,000	250,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
	$	$	£		£
Initial note balance	31,500,000	34,500,000	24,000,000		11,000,000
Previous quarter's note principal	31,500,000	34,500,000	24,000,000		11,000,000
Note redemptions	-	-	-		-
Outstanding note principal	31,500,000	34,500,000	24,000,000		11,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
	$	$	€		£
Initial note balance	42,000,000	45,000,000	30,000,000		14,000,000
Previous quarter's note principal	42,000,000	45,000,000	30,000,000		14,000,000
Note redemptions	-	-	-		-
Outstanding note principal	42,000,000	45,000,000	30,000,000		14,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2	Series 4 Class A
Note interest margins	14	19	26	26	N/A
Step up dates	N/A	N/A	N/A	N/A	16/07/2010
Step up margins	N/A	N/A	N/A	N/A	125

	Series 1 Class B	Series 2 Class B	Series 3 Class B		Series 4 Class B
Note interest margins	38	41	45		62
Step up dates	16/07/2010	16/07/2010	16/07/2010		16/07/2010
Step up margins	138	141	145		162

	Series 1 Class C	Series 2 Class C	Series 3 Class C		Series 4 Class C
Note interest margins	103	115	160		175
Step up dates	16/07/2010	16/07/2010	16/07/2010		16/07/2010
Step up margins	203	215	260		275

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	15/10/2002

Liquidity facility limit	£	25,000,000
Liquidity facility drawn		Nil
Liquidity facility available	£	25,000,000

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 July 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	262,046	241,365
Interest receivable - Cash Deposits	2,980	2,382
	265,026	243,747
Interest payable - Mortgages	(262,046)	(241,365)
Interest payable - Cash Deposits	(2,980)	(2,382)
	(265,026)	(243,747)
Net operating income	-	-
Fees receivable	3,109	2,336
Fees payable	(3,109)	(2,336)
Operating expenses	(3,659)	(3,582)
Provision charges	(1,631)	(178)
Other income	5,290	3,760
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 July 2002

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		17,637,709
Current assets		
Bank Interest receivable	546	
Cash at bank	183,447	
Amounts due from Funding	93,024	
	277,016	
Creditors: Amounts falling due within one year		
Amounts due to Seller	(745,122)	
Sundry creditors	(22)	
	(745,144)	
Net current assets		(468,128)
Total assets less current liabilities		17,169,581
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(6,201,065)
Funding share of mortgage loans		(10,968,516)
Net assets		0
Capital and reserves		
Share capital (£2)		0
Reserves		0
		0

Holmes Funding Limited
Profit & Loss Account
Period ended 15 July 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	145,262	132,858
Interest receivable - Cash Deposits	9,719	2,486
	154,981	135,344
Interest payable - Inter-company loans	(132,756)	(128,013)
Interest payable - Start up loans	(656)	(624)
	(133,412)	(128,637)
Net operating income	21,569	6,707
Other income	3,926	3,102
Operating expenses	(6,111)	(5,211)
Deferred consideration	(20,592)	(4,566)
Profit/(loss) on ordinary activities before taxation	(1,209)	32
Taxation	(7)	(17)
Profit/(loss) on ordinary activities after taxation	(1,216)	15
Dividend	-	-
Retained profit/(loss) brought forward	(2,862)	(2,877)
Retained profit/(loss) carried forward	(4,079)	(2,862)

Holmes Funding Limited
Balance Sheet
Period ended 15 July 2002

		£'000
Fixed asset investments		
Beneficial interest in Trust mortgage portfolio		10,968,516
Current assets		
Deferred expenditure (costs of securing)	24,666	
Cash at bank:		
Reserve funding	185,000	
Transaction account	2,284	
Funding GIC account	36,349	
	248,299	
Creditors: Amounts falling due within one year		
Deferred consideration creditor	97,803	
Interest payable accrual	4,246	
Amounts due to Trustee	93,024	
Sundry creditors	939	
Taxation	16	
	196,028	
Net current assets		52,271
Total assets less current liabilities		11,020,787
Creditors: Amounts falling due after more than one year		
Inter-company loans		(10,968,516)
Start up loans		(56,350)
Net assets		(4,079)
Capital and reserves		
Share capital (£2)		-
Reserves		(4,079)
		(4,079)

Holmes Funding Limited
First Issuer Notes to Balance Sheet
Period ended 15 July 2002

	£'000	£'000
Balance on cash accumulation ledger	Nil	
Available credit enhancement		
First reserve fund at closing	185,000	
Initial closing first reserve funds		
Drawings to make bullet repayment	154,310	
Other drawings	-	
Transfers from revenue receipts	-	
Closing first reserve balance	30,690	
	185,000	
Target first reserve funds	185,000	
Principal deficiency ledger	AAA	BBB
Opening PDL balance		
Losses this quarter	Nil	Nil
PDL top up from revenue income	-	-
Closing PDL balance	-	-
Nil	Nil	Nil
Start up loan outstanding		
Initial balance	26,250	
Initial closing outstanding		
Second start up loan	13,000	
Third start up loan	13,250	
Fourth start up loan	17,500	
Fifth start up loan	7,500	
Accrued interest	5,100	
Repayments made	4,246	
Closing balance	-	
	60,596	
Liquidity facility		
Liquidity facility limit		
Liquidity facility drawn	25,000	
Liquidity facility available	-	
	25,000	